Filed Pursuant to Rule 433

Registration No. 333-130211

December 8, 2005

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-524-4462.

Subject to Completion, Dated December 8, 2005

$750,000,000

$                     % Senior Subordinated Notes due 2013

$                     % Senior Subordinated Notes due 2015

Reference is made to the preliminary Prospectus Supplement, dated December 6, 2005 (the “December 6 Supplement”), of Omnicare, Inc. (“Omnicare”) related to the offering of our     % Senior Subordinated Notes due 2013 and our     % Senior Subordinated Notes due 2015 (together the “notes”). Omnicare has modified the terms of the notes from those set forth in such preliminary Prospectus Supplement such that the notes will be guaranteed by most, but not all, of Omnicare’s Domestic Subsidiaries. Accordingly, the guarantors for the notes will be the same as for Omnicare’s outstanding 6.125% senior subordinated notes due 2013 and 8.125% senior subordinated notes due 2011.

Omnicare has prepared and filed with the Securities and Exchange Commission a new preliminary Prospectus Supplement, dated December 8, 2005 (the “December 8 Supplement”), with respect to the offering of the notes. The December 8 Supplement is available at www.sec.gov or by calling toll-free at 1-800-524-4462 and investors are encouraged to obtain a copy. The December 8 Supplement contains revisions to the “Description of Notes” section from the terms described in the December 6 Supplement to reflect the inclusion of additional guarantors of the notes, including the following:

Subsidiary Guarantees

This section in the December 6 Supplement is replaced in the December 8 Supplement with the following:

The notes will be guaranteed by each of Omnicare’s current and future Domestic Subsidiaries except the Excluded Subsidiaries. The Subsidiary Guarantees will be joint and several obligations of the Guarantors. Each Subsidiary Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Your ability to enforce the guarantees of the notes may be limited.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Omnicare or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	subject to the provisions of the following paragraph, the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture and its Subsidiary Guarantee pursuant to a supplemental indenture satisfactory to the trustee.

The Subsidiary Guarantee of a Guarantor will be released, and any Person acquiring assets (including by way of merger or consolidation) or Capital Stock of a Guarantor shall not be required to assume the obligations of any such Guarantor:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary, if the sale complies with the “Asset Sale” provisions of the indenture;

(3)	if Omnicare designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary or an Excluded Subsidiary in accordance with the requirements of the indenture;

(4)	if any Guarantor is otherwise no longer obligated to provide a Subsidiary Guarantee pursuant to the indenture; or

(5)	at such time as 90% or more of the % Convertible Senior Debentures due 2035 are no longer outstanding, if such Guarantor’s guarantee of any obligations under the Credit Agreement, or if the Credit Agreement is no longer outstanding, any other Indebtedness of Omnicare, is fully and unconditionally released, except that such Guarantor shall subsequently be required to become a Guarantor by executing a supplemental indenture and providing the Trustee with an officers’ certificate and opinion of counsel at such time as it guarantees any obligations under the Credit Agreement, or if the Credit Agreement is no longer outstanding, any other Indebtedness of Omnicare.

Certain Covenants—Additional Subsidiary Guarantees

This covenant in the December 6 Supplement is replaced in the December 8 Supplement with the following:

If Omnicare or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the Issue Date, then that newly acquired or created Domestic Subsidiary (other than an Excluded Subsidiary) will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days after the end of the fiscal quarter in which it was acquired or created.

Certain Definitions

The following definition not included in the December 6 Supplement is included in the December 8 Supplement:

“Excluded Subsidiaries” means those Domestic Subsidiaries that are designated by Omnicare as Domestic Subsidiaries that will not be Guarantors; provided, however, that in no event will the Excluded Subsidiaries, either individually or collectively, hold more than 10% of the consolidated assets of Omnicare and its Domestic Subsidiaries as of the end of any fiscal quarter or account for more than 10% of the consolidated revenue of Omnicare and its Domestic Subsidiaries during the most recent four-quarter period (in each case determined as of the most recent fiscal quarter for which Omnicare has internal financial statements available); provided, further, that any Domestic Subsidiary that guarantees other Indebtedness of Omnicare may not be designated as or continue to be an Excluded Subsidiary. In the event any Domestic Subsidiaries previously designated as Excluded Subsidiaries cease to meet the requirements of the previous sentence, Omnicare will promptly cause one or more of such Domestic Subsidiaries to become Guarantors so that the requirements of the previous sentence are complied with.

The definition of “Guarantors” in the December 6 Supplement is replaced in the December 8 Supplement with the following:

“Guarantors” means each of:

(1)	the Domestic Subsidiaries of Omnicare as of the indenture date other than Excluded Subsidiaries; and

(2)	any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns; provided that upon the release and discharge of any Person from its Subsidiary Guarantee in accordance with the indenture, such Person shall cease to be a Guarantor.

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